

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 1, 2017

Edward J. Heffernan
President and Chief Executive Officer
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX 75024

>   **Re: Alliance Data Systems Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Filed February 27, 2017**
>   **File No. 001-15749**

Dear Mr. Heffernan:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Stephen Krikorian
>
>   Stephen Krikorian
>   Accounting Branch Chief
>   Office of Information Technologies
>   and Services